



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Edward M. Stewart

*** FISMA & OMB Memorandum M-07-16 ***

Re: Bank of America Corporation
Incoming letter dated February 4, 2013

Dear Mr. Stewart:

This is in response to your letter dated February 4, 2013 concerning the shareholder proposal that you submitted to Bank of America. In that letter, you requested that the Commission review the Division of Corporation Finance's January 16, 2013 letter granting no-action relief to Bank of America's request to exclude the proposal from its 2013 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

RECEIVED

2013 FEB 11 PM 3:02

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 4th, 2013
Edward and Karen Stewart

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Ted Yu
Senior Special Counsel
Securities and Exchange Commission

February 4th, 2013

Hello Ted,

If you carefully check the documentation that was sent to Bank of America by myself and my wife,, you will see that we complied with the request by Bank of America for the shareholder proposal on time and IN FACT, WE HAVE CONTINUOUSLY OWNED THE COMMON STOCK SINCE OCTOBER OF 1987, EASILY MEET THE OWNERSHIP REQUIREMENTS WITH ALMOST 19,000 SHARES AND HAVE NO PLANS TO SELL OUR STOCK.

Bank of America is trying to weasel out of this simple shareholder's proposal which only requires that management communicate with shareholders concerning paying of dividends and the number of shares outstanding. They have been lax in communication with shareholders. We have a considerable lifetime investment in the common stock of Bank of America, easily equivalent to between one and two years of TAKE HOME PAY for our one-income family. Bank of America pulled the wool over the eyes of common stock shareholders when it purchased COUNTRYWIDE FINANCIAL and MERRIL LYNCH and they are paying the consequences for these disastrous management mistakes now. As you know, numerous civil suits have been filed against Bank of America with huge payouts.

We request that you refer this to your new director, Mary Jo White, who has much experience dealing with Bank of America, having represented both management and shareholders. We are glad now that Mary Jo White has drifted to represent the public side, because many in management on Wall Street are ruthless. From what I have read, she is a very capable person and will do a good job for all.



Edward M. Stewart, Pharm.D.

CC: Retained

CC:



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Bank of America by Edward M. Stewart and Karen S. Stewart. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward M. Stewart
Karen S. Stewart

*** FISMA & OMB Memorandum M-07-16 ***